UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92766K106

(CUSIP Number)

James Cahillane

Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor,

New York, NY 10012

(212) 497-9050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92766K106	Schedule 13D	Page 1 of 8

1	Names of Reporting Persons Virgin Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 46,345,494
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,345,494

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,345,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.0%
14	Type of Reporting Person CO

CUSIP No. 92766K106	Schedule 13D	Page 2 of 8

1	Names of Reporting Persons Virgin Group Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 46,345,494
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,345,494

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,345,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.0%
14	Type of Reporting Person OO (Limited liability company)

CUSIP No. 92766K106	Schedule 13D	Page 3 of 8

1	Names of Reporting Persons Corvina Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 46,345,494
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,345,494

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,345,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.0%
14	Type of Reporting Person CO

CUSIP No. 92766K106	Schedule 13D	Page 4 of 8

1	Names of Reporting Persons Virgin Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 46,345,494
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,345,494

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,345,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.0%
14	Type of Reporting Person CO

CUSIP No. 92766K106	Schedule 13D	Page 5 of 8

1	Names of Reporting Persons Sir Richard Branson
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 46,345,494
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,345,494

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,345,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.0%
14	Type of Reporting Person IN

CUSIP No. 92766K106	Schedule 13D	Page 6 of 8

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the Schedule 13D filed with United States Securities and Exchange Commission on November 4, 2019 (as amended to date, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The following sets forth, as of August 12, 2021, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 257,260,827 shares of Common Stock outstanding as of July 30, 2021:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Virgin Investments Limited	46,345,494	18.0%	0	46,345,494	0	46,345,494
Virgin Group Investments, LLC	46,345,494	18.0%	0	46,345,494	0	46,345,494
Corvina Holdings Limited	46,345,494	18.0%	0	46,345,494	0	46,345,494
Virgin Group Holdings Limited	46,345,494	18.0%	0	46,345,494	0	46,345,494
Sir Richard Branson	46,345,494	18.0%	0	46,345,494	0	46,345,494

(1)

Does not include shares held by SCH Sponsor Corp. (the “Sponsor”), Chamath Palihapitiya and Aabar. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Sponsor, Mr. Palihapitiya and Aabar.

VIL is the record holder of the securities reported herein. VGIL is the sole shareholder of VIL. VGIL’s sole managing member is Corvina, whose sole shareholder is VGHL. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by VIL.

Sir Richard Branson owns and has the ability to appoint and remove the management of VGHL and, as such, may indirectly control the decisions of VGHL regarding the voting and disposition of securities owned by VGHL. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the securities owned by VGHL.

CUSIP No. 92766K106	Schedule 13D	Page 7 of 8

(c) From August 10, 2021 through August 12, 2021, the Reporting Persons disposed of 10,416,000 shares of Common Stock in a series of transactions at prices ranging from $25.51 to $34.76 per share in open market transactions on the New York Stock Exchange. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Date	Shares Disposed Of	Weighted Average Price Per Share
August 10, 2021	3,750,000	$32.2627
August 11, 2021	3,641,000	$27.4660
August 12, 2021	3,025,000	$26.0758

In addition, on August 12, 2021, Virgin Investments Limited transferred 57,766 shares of Common Stock in-kind to a former employee.

Except for the foregoing, none of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

CUSIP No. 92766K106	Schedule 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2021

VIRGIN INVESTMENTS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP INVESTMENTS LLC

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

CORVINA HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

SIR RICHARD BRANSON

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact